SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Corporate Registry (NIRE): 3330001159-5

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON APRIL 29, 2011 AND DRAWN UP IN SUMMARY FORMAT

1.    Date, time and venue: Extraordinary Shareholders’ Meeting held on April 29, 2011, at 11:30 am, at the Company’s headquarters, at Rua São José, 20, grupo 1602, parte, Centro, in the city and state of Rio de Janeiro.

2.      Call Notices: Call notices were published, at first call, on April 4, 5 and 6, 2011 in Valor Econômico newspaper, on pages D5, B2 and B13, respectively, and in the Diário Oficial do Estado do Rio de Janeiro, on pages 18, 37 and 43, respectively, at first call, and on April 20, 25 and 26, 2011, in Valor Econômico newspaper, on pages C12, C3 and C3, respectively, and in the Diário Oficial do Estado do Rio de Janeiro, on pages 178, 89 and 47, respectively, at second call. Said notices will be filed at the Company’s headquarters.

3.      Attendance:  Shareholders representing more than majority of the Company’s voting capital, as evidenced by the signatures in the Shareholders Attendance Book, observing the provisions of article 135 of law 6,404, as of November 15, 1976 (“Law 6,404/76”).

4.      Presiding:  The Board Member Antônio Francisco dos Santos chaired the Meeting and invited Mrs. Claudia Maria Sarti to act as secretary.

5.    Agenda: to examine and resolve on proposal for the restatement of the Bylaws, in order to, in summary: (i)  adjust the attributes of the Board of Directors, reflected in Article 19 of the proposal, with the consequent exclusion of items V, VI, IX, X, XII, XVIII, XXIII, XXIV and XXXIII of the current Article 17; (ii)  alter the wording of Article 21 to transfer attributes of the Board of Directors to the Board of Executive Officers; (iii) alter the Company’s headquarters from the city of Rio de Janeiro to the city of São Paulo; (iv)  create a statutory reserve for investments and working capital; (v)  amend the provisions in the Bylaws regarding the criteria for establishing reimbursement amounts; (vi)  alter, improve and simplify the wording of several articles to make them clearer and more objective, in accordance with the management proposal submitted to the shareholders; (vii)  renumber the articles of the Bylaws in view of the changes introduced; and (viii)  consolidate the Bylaws.

6.  Resolutions: The following resolutions were taken by shareholders representing more than majority of the Company’s voting capital, with abstentions registered as the case may be:

Companhia Siderúrgica Nacional

6.1.   Authorization for drawing up these minutes in summary format and omitting the signatures of attending shareholders at the time of publication, as allowed by paragraphs 1 and 2, respectively, of article 130 of Law 6,404, as of November 15, 1976 ("Law 6404/76").

6.2. Approval, by the majority of attending shareholders, being the abstentions and opposing votes filed at the Company’s headquarters, of the Company’s Bylaws restatement, in accordance with the proposal made available to Shareholders. Approval, also, of the consolidation of the Bylaws, in order to reflect the changes approved herein, pursuant to the provisions of the document attached to these Minutes. The new criteria for establishing reimbursement amounts in the cases foreseen by law, approved herein, will be effective as of April 29, 2012, only.

6.3. As a result of the Bylaws restatement, the Company’s headquarters is now at Av. Brig. Faria Lima, 3400, 19º e 20º andares e 15º andar – parte, CEP 04538-132, in the city and state of São Paulo. The Company’s management is authorized to perform all necessary acts and take all measures to make said resolution effective. The Company is also allowed to conduct its operations temporarily with current books, records and documents until the effectuation of the transference of its headquarters, in order to avoid the interruption of social activities and operations.

7.        There being no further business to be discussed, the meeting was adjourned for the time necessary to draw up these Minutes. The meeting was resumed and these minutes were read, found in compliance and signed by the Chairman and Secretary and all attending shareholders.

This is a free translation of the original minutes, drawn up in the proper book.

Claudia Maria Sarti

Secretary

Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 12, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.